SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ No. [National Taxpayer’s Registry] 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A. (“Company”), held on December 2, 2013, drawn up in summary form.

1. Date, time and venue: On December 2, 2013, starting at 5:30 p.m., at the Company’s headquarters, located in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor.

2. Attendance:  Mr. Victorio Carlos De Marchi, cochairman, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Álvaro Antônio Cardoso de Souza and Paulo Alberto Lemann. The effective members of the Company’s Fiscal Council, Messrs. Celso Clemente Giacometti, James Terence Coulter Wright and Mário Fernando Engelke, also attended the meeting.

3. Presiding Board:  Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4. Resolutions:  It was unanimously and unrestrictedly resolved by the directors who attended the meeting:

4.1. Merger of Companhia de Bebidas. To approve, after examination and discussion, the terms and conditions of the draft Protocol and Justification of Merger of Companhia de Bebidas das Américas – Ambev (CNPJ No. 02.808.708/0001-07) (“Companhia de Bebidas”) with and into the Company (“Merger I”), which, after being certified by the Board, will be filed in the Company’s headquarters (“Protocol and Justification I”).

4.1.1.      To ratify the retention, by the Company’s management, of APSIS Consultoria Empresarial Ltda. (CNPJ No. 27.281.922/0001-70) (“APSIS”) to proceed with (i) the evaluation of the net equity of Companhia de Bebidas, based on its book value, for purposes of sections 227 and in the form of section 8 of Law No. 6,404/76 (“Valuation Report I”); and (ii) the valuation of the net equities of the Company and Companhia de Bebidas, at market values, calculated under the same criteria and on the same date, for purposes of section 264 of Law 6,404/76 (“Net Equity Valuation Report I, and, jointly with Valuation Report I, the “Valuation Reports I”), having the directors analyzed such Valuation Reports I.

4.2. Merger of Ambev Brasil. To approve, after examination and discussion, the terms and conditions of the draft Protocol and Justification of Merger of Ambev Brasil Bebidas S.A. (CNPJ No. 73.082.158/0001-21) (“Ambev Brasil”) with and into the Company (“Merger II” and, jointly with Merger I, the “Mergers”), which, after being certified by the Board, will be  filed in the Company’s headquarters (“Protocol and Justification II” and, jointly with Protocol and Justification I, “Protocols and Justifications”).

4.2.1. To ratify the retention, by the Company’s management, of APSIS to proceed with (i) the evaluation of the net equity of Ambev Brasil, based on its book value, for purposes of sections 227 and in the form of section 8 of Law No. 6,404/76 (“Valuation Report II”); and (ii) valuation of the net equities of the Company and Ambev Brasil, at market values, calculated  under the same criteria and on the same date, for purposes of section 264 of Law 6,404/76 (“Net Equity Valuation Report II”, and, jointly with Valuation Report II, the “Valuation Reports II”), having the directors analyzed such Valuation Reports II.

4.3. Authorization to the Executive Committee. To authorize the Company’s Executive Committee to perform all acts necessary for the implementation and consummation of the Mergers, including, for example, the execution of the Protocol and Justification, the disclosure to the market of the material fact notice required by CVM Rulings Nos. 319/1999 and 358/2002 and the information required by CVM Ruling No. 481/2009.

4.4. Call of Extraordinary Shareholders Meeting. To determine the call of the extraordinary general shareholders’ meeting to submit to the Company’s shareholders the matters under the Call Notice attached hereto as Exhibit I.

5. Closure:  With no further matters to be discussed, the present minutes were drawn up and signed. Signatures: Mr. Victorio Carlos De Marchi, cochairman, and Messrs. Marcel Herrmann Telles,  Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Álvaro Antônio Cardoso de Souza and Paulo Alberto Lemann. Secretary: Pedro de Abreu Mariani.

I certify that this is a true counterpart of the original version of the resolutions contained in the minutes that have been drawn up in the Company’s book.

São Paulo, December 2, 2013.

Pedro de Abreu Mariani

Secretary

EXHIBIT I

Call Notice

AMBEV S.A.

CNPJ [National Taxpayer’s Registry] No.07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Publicly-held Company

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

CALL NOTICE

The shareholders of Ambev S.A. (“Company”) are hereby invited to meet, on January 2, 2014, at 3 p.m., at the Company’s headquarters, located in the city of São Paulo, State of São Paulo, Brazil, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor, Itaim Bibi, in an Extraordinary General Shareholders’ Meeting (“EGM”) to resolve on the following Agenda:

(i)              to examine, discuss and approve all the terms and conditions of the Protocol and Justification of Merger of Companhia de Bebidas das Américas – Ambev with and into Ambev S.A., entered into by and among the companies’ managers (“Protocol and Justification I” and “Merger I”, respectively);

(ii)            to ratify the retention of the specialized firm APSIS Consultoria Empresarial Ltda. (“APSIS”) to prepare (a) the valuation report of Companhia de Bebidas das Américas – Ambev (“Companhia de Bebidas”), based on its book value, for purposes of sections 227 and 8 of Law No. 6,404/76 (“Valuation Report I”); and (b) the valuation report of the net equities of the Company and Companhia de Bebidas, at market value, evaluated under the same criteria and on the same date, for purposes of section 264 of Law No. 6,404/76 (“Net Equity Valuation Report I”);

(iii)          to approve the Valuation Report I;

(iv)          to approve the Merger I;

(v)            to examine, discuss and approve all terms and conditions of the Protocol and Justification of Merger of Ambev Brasil Bebidas S.A. with and into the Company, entered into by and among the companies’ managers (“Protocol and Justification II” and “Merger II”, respectively);

(vi)          to ratify the hiring of the specialized firm APSIS to prepare (a) the valuation report of the net equity of Ambev Brasil Bebidas S.A. (“Ambev Brasil”), based on its book value, for purposes of sections 227 and 8 of Law No. 6,404/76 (“Valuation Report II”); and (b) the valuation report of the net equities of the Company and Ambev Brasil, at market value, evaluated under the same criteria and on the same date, for purposes of section 264 of Law No. 6,404/76 (“Net Equity Valuation Report II”);

(vii)        to approve the Valuation Report II;

(viii)      to approve the Merger II and the Company’s capital increase, upon the issuance of common shares to be subscribed and paid in by the managers of Ambev Brasil, for the benefit of its shareholders, with the consequent amendment of the first part of article 5 of the Company’s By-laws in order to reflect the referred capital increase;

(ix)          to amend, again, the first part of article 5 of the Company’s By-laws in order to reflect possible capital increases approved within the limit of the authorized capital and confirmed by the members of the Company’s Board of Directors until the date of EGM;

(x)            to amend article 3 of the Company’s By-laws in order to (i) include the activity of printing, services of preprinting and graphic finishing and reproduction of recorded materials in any base; and (ii) adjust the activity of trade of byproducts, as per item “g” thereof, to mention, including, but not limited to, byproducts for animal feeding.

(xi)          to authorize the Company’s Executive Committee to perform all acts necessary for the consummation of the Merger.

(xii)        to appoint a new composition to the Company’s Board of Directors, including two independent members, pursuant to §4 of article 15 of the Company’s By-laws, with term of office until the 2017 Annual Meeting; and

(xiii)      to amend and restate the Company’s By-laws, in accordance with Company’s Management Proposal.

General Information:

➢ Pursuant to section 1 of Ruling No. 165/91 of the Brazilian Securities Commission (“CVM”), and section 4 of CVM Ruling No. 481/09, the minimum percentage of the Company’s voting capital necessary to request the adoption of multiple vote is five percent (5%).

➢ All  documents in connection with the agenda of the EGM are available at the Company’s headquarters, on the Company’s Investor Relations’  website (www.ambev.com.br/ri/) and on the websites of the Brazilian Stock Exchange - BM&FBOVESPA S.A. (www.bmfbovespa.com.br) and of the CVM (www.cvm.gov.br).

➢ Shareholders or their legal representative shall attend the EGM with documents to prove their identity. It is hereby requested that proxies containing special powers for representation in the EGM be delivered to the Company’s Legal Department, to the attention of the Company’s General Counsel, Mr. Pedro de Abreu Mariani, at least three business days in advance of the EGM.

➢ Participant shareholders of the Fungible Custody of Registered Shares (Custódia Fungível de Ações Nominativas) of the BM&FBOVESPA S.A. wishing to participate in the EGM shall present a statement setting forth their corresponding equity interest, issued by the depositary institution, on December 30 or 31, 2013.

São Paulo, December 3, 2013.

Victorio Carlos De Marchi

Co-Chairman of the Board of Directors

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2013

AMBEV S.A.

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer